Anghami Inc.

16th Floor, Al-Khatem Tower, WeWork Hub71

Abu Dhabi Global Market Square, Al Maryah Island

Abu Dhabi, United Arab Emirates

December 10, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura Veator, Stephen Krikorian, Matthew Crispino, and Jan Woo

Re:	Anghami Inc.
Amendment No. 2 to Registration Statement filed on Form F-4
Filed November 23, 2021
Amendment No. 3 to Registration Statement filed on Form F-4
Filed December 3, 2021
File No. 333-260234

Ladies and Gentlemen:

On behalf of Anghami Inc. (the “Company”), we submit via EDGAR for review by the Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 4 to the Registration Statement on Form F-4 (the “Registration Statement”). This Registration Statement reflects the Company’s responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated December 7, 2021 (the “Comment Letter”) and certain other updated information.

The Staff’s comments as reflected in the Comment Letter are reproduced in bold type in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement.

Amendment No.2 to the Registration Statement filed on Form F-4

The Business Combination

Certain Unaudited Prospective Financial Information of Anghami, page 112

1. We note your revised disclosure in response to prior comment 2. Please revise to clarify how you determined the specific customer acquisition costs used in your projections through 2025. In addition to describing the factors you considered, describe how the specific quantitative amounts were determined.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 115 and 116 of the Registration Statement in response to the Staff’s comment.

2. Your response to prior comment 3 indicates that your forecasted churn rates and conversion rates are based on increased marketing spending and original content. Please revise your disclosure to clarify more specifically how you determined these rates. That is, how you determined that the expected increases in marketing and original content will result in the specific churn rates and conversion rates that you assume in your projections.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 115 to 116 of the Registration Statement in response to the Staff’s comment.

December 10, 2021

Amendment No. 3 to Registration Statement on Form F-4

Item 21. Exhibits and Financial Statement Schedules

Exhibit 8.1, page II-1

3. We note that in your opinion you “express no opinion” as to whether the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code or as to whether gain will be recognized by U.S. Holders of Pubco Securities under Section 367(a) of the Code. Such a carve-out is not appropriate. Please revise to opine on the material federal tax consequences to investors of the Merger. If there is significant doubt about the tax consequences, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. For guidance, refer to Sections III.B.2, III.C.2, and III.C4 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the proxy statement/prospectus to remove any statements regarding the expectation of tax deferred treatment on pages 82 and 138 of Amendment No. 4, and therefore no longer believes an opinion is necessary.

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Please do not hesitate to contact our counsel, Blake Redwine of Norton Rose Fulbright US LLP, by telephone at (214) 855-7425 with any questions or comments regarding this correspondence.

Very Truly Yours

By:	/s/ Edgard Maroun
Name:	Edgard Maroun
Title:	Chief Executive Officer of Anghami, Inc.

cc:	Blake Redwine, Esq., Norton Rose Fulbright US LLP
Ayse Yuksel Mahfoud, Esq., Norton Rose Fulbright US LLP
David A. Sakowitz, Esq., Winston & Strawn LLP